

12061743

B3

n.a. 6/15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

SEC Mail Processing Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

JUN 14 2012

Washington DC 405

SEC FILE NUMBER
8- 23744

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/11 (MM/DD/YY) AND ENDING 03/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nordberg Capital Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

641 Lexington Ave
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
H. Gerald Nordberg, Jr. 212-803-8130
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'CONNOR DAVIES, LLP
(Name – *if individual, state last, first, middle name*)

29 Broadway	New York	NY	10006
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, H. Gerald Nordberg, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nordberg Capital Partners, Inc., as of March 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SANDRA L. WILLIAMSON
Notary Public, State of New York
No. 01W15066769
Qualified in Queens County
Commission Expires Oct. 7, 2014

Signature

Chairman
Title

Notary Public 06-12-2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PKF
O'CONNOR
DAVIES

Nordberg Capital Partners, Inc.

(a wholly owned subsidiary of Nordberg Capital Group, Inc.)

Financial Statements

March 31, 2012

PKF

Nordberg Capital Partners, Inc.

(a wholly owned subsidiary of Nordberg Capital Group, Inc.)

Financial Statements

March 31, 2012

Independent Auditors' Report

The Board of Directors
Nordberg Capital Partners, Inc.

We have audited the accompanying statement of financial condition of Nordberg Capital Partners, Inc. (the "Company"), a wholly owned subsidiary of Nordberg Capital Group, Inc. (the "Parent"), as of March 31, 2012 and the related statements of operations, changes in stockholders equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nordberg Capital Partners, Inc. at March 31, 2012 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying supplemental information shown on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company has suffered recurring losses from operations and at March 31, 2012 has an accumulated deficit of $6,738,898 without the guarantee of future funding by the Parent. In addition, management is considering a change in the nature of its core business. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 9. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.


PKF O'Connor Davies

New York, New York
June 12, 2011

Nordberg Capital Partners, Inc.

Statement of Financial Condition

March 31, 2012

ASSETS	
Cash and cash equivalents	$ 15,320
Receivable from clearing broker	53,383
Miscellaneous receivable	1,926
Securities owned	332
Other assets	16,930
	$ 87,891
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 31,072
Total Liabilities	31,072
Stockholder's equity	
Common stock, no par value; 200 shares authorized 100 shares issued and outstanding	10,000
Series A preferred stock, no par value; 207 shares authorized, issued and outstanding	20,714
Series B preferred stock, no par value; 500 shares authorized, 462 shares issued and outstanding	46,244
Paid-in capital	6,718,759
Accumulated deficit	(6,738,898)
Total Stockholder's Equity	56,819
	$ 87,891

See notes to financial statements.

Nordberg Capital Partners, Inc.

Statement of Operations

Year Ended March 31, 2012

REVENUE	
Commissions	$ 89,912
Gain on securities trading account	27,359
Investment banking fees and other	129,702
Total Revenue	246,973
EXPENSES	
Employee compensation	175,095
Benefits	47,074
Clearance charges	33,984
Communications	20,326
Occupancy	221,292
Taxes	15,809
Travel and entertainment	8,115
Professional fees	29,663
Depreciation	4,975
Other operating expenses	52,349
Total Expenses	608,682
Net Loss	$ (361,709)

See notes to financial statements.

Nordberg Capital Partners, Inc.

Statement of Changes in Stockholders Equity

Year Ended March 31, 2012

	Common Stock	Series A Preferred Stock	Series B Preferred Stock	Paid-in Capital	Deficit	Total Stockholder's Equity
Balance, beginning of year	$ 10,000	$ 20,714	$ 46,244	$ 6,558,759	$ (6,377,189)	$ 258,528
Capital contributed	-	-	-	227,000	-	227,000
Stockholder distributions	-	-	-	(67,000)	-	(67,000)
Net loss	-	-	-	-	(361,709)	(361,709)
Balance, end of year	$ 10,000	$ 20,714	$ 46,244	$ 6,718,759	$ (6,738,898)	$ 56,819

See notes to financial statements.

Nordberg Capital Partners, Inc.

Statement of Cash Flows

Year Ended March 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (361,709)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation	4,975
Change in operating assets and liabilties	
Receivable from clearing broker	98,955
Other assets	1,765
Accounts payable and accrued expenses	18,472
Net Cash used in Operating Activities	(237,542)
CASH FLOW FROM FINANCING ACTIVITY	
Capital contributed	227,000
Net Change in Cash and Cash Equivalents	(10,542)
CASH AND CASH EQUIVALENTS	
Beginning of year	25,862
End of year	$ 15,320
NON CASH FINANCING ACTIVITIES	
Non-cash distribution to shareholder	$ 67,000

See notes to financial statements.

Nordberg Capital Partners, Inc.

Notes to Financial Statements
March 31, 2012

1. Organization

Nordberg Capital Partners, Inc. (the "Company") is a subsidiary of Nordberg Capital Group, Inc. (the "Parent"). The Company is a registered broker and dealer under the Securities Exchange Act of 1934. Pursuant to its clearing agreement, all securities transactions of the Company, its officers and customers, are introduced to and cleared on a fully disclosed basis. The Company is exempt from the provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by the Company's clearing broker. The Company changed its name from Nordberg Capital, Inc. to Nordberg Capital Partners, Inc. on May 18, 2010.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents include all cash investments with a maturity of three months or less when purchased.

Fair Value Measurements

The Company follows Financial Accounting Standards Board (FASB) guidance on Fair Value Measurements which defines fair value and establishes a fair value hierarchy organized into three levels based upon the input assumptions used in pricing assets. Level 1 inputs have the highest reliability and are related to assets with unadjusted quoted prices in active markets. Level 2 inputs relate to assets with other than quoted prices in active markets which may include quoted prices for similar assets or liabilities or other inputs which can be corroborated by observable market data. Level 3 inputs are unobservable inputs and are used to the extent that observable inputs do not exist.

Investments and Investment Income Recognition

Investments in securities are carried at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Realized and unrealized gains and losses are included in the statement of operations.

2. Summary of Significant Accounting Policies (*continued*)

Receivable from Clearing Broker

Amounts receivable from clearing broker include amounts for customers' transactions which are collateralized by customers' securities.

Furniture and Equipment

Furniture and equipment are carried at cost. Depreciation is provided under the straight-line method over the estimated lives of the related assets.

Accounting for Uncertainty in Income Taxes

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company is no longer subject U.S. federal, state or local income tax audits for periods prior to 2008.

Subsequent Events Evaluation by Management

Management has evaluated subsequent events for disclosure and/or recognition in the financial statements through the date that the financial statements were available to be issued, which date is June 12, 2012

3. Fair Value of Financial Instruments

The following investments are measured at fair value as of March 31, 2012:

Level 1 inputs	Shares	Cost	Fair Value
Psion pls	333	$ 3,414	$ 481

4. Furniture and Equipment

As of March 31, 2012, furniture and equipment consists of the following:

Furniture and equipment	$ 117,835
Less: Accumulated depreciation	(117,835)
	$ -

At March 31, 2012, all furniture and equipment have been fully depreciated.

Nordberg Capital Partners, Inc.

Notes to Financial Statements
March 31, 2012

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of March 31, 2012, the Company had net capital of $37,912 which was $32,912 in excess of its required net capital. The Company's net capital ratio was .8 to 1.

6. Income Taxes

The Company files a consolidated federal income tax return with its Parent. The Company has an informal tax sharing agreement with the Parent which stipulates that income taxes will be allocated to the entities with income based upon the consolidated operating results. The Company uses the "contribution to consolidated taxable liability" method. The combined entities have a net operating loss carry forward of approximately $1,500,000. The deferred tax assets related to net operating loss carry-forwards has been fully offset by an allowance account as it is more likely than not that this asset will not be realized.

7. Commitments

The Company leases office space on a month to month basis. Rent expense for the year ended March 31, 2012 amounted to approximately $221,292.

8. Preferred Stock

Preferred Stock has no voting power, is nonparticipating and noncumulative and it is issued and redeemable at the discretion of the Company.

Dividends are payable on preferred stock at the discretion of the Board of Directors. During the year ending March 31, 2012, no dividends were declared or paid.

9. Going Concern

As shown in the accompanying financial statements, the Company has incurred losses from operations and as of March 31, 2012, has an accumulated deficit of $6,738,898. Historically, the Company has incurred losses from operations and has relied on the Parent to fund those losses and other cash flow requirements. The Parent has not committed to long-term funding of these shortfalls and losses. In addition, the Company is not currently leasing office space and has discontinued its arrangement with its clearing broker. These factors raise substantial doubt about the Company's ability to continue as a going concern.

9. Going Concern *(continued)*

Management is considering selling all or part of the Company to a strategic partner and or financial investor. The Company is also considering changing the nature and structure of its core business from brokerage services to merchant and or complete investment banking arrangements that would include private placements. This kind of business structure would allow the Company to reduce its operating expenses and overhead. While management believes there is a likelihood of successfully achieving one of these alternatives, none have been completed to date and there is no assurance they will be. Without a new investor or a change in the nature of its core business, the Company may be forced to cease operations.

*****

Nordberg Capital Partners, Inc.

(a wholly owned subsidiary of Nordberg Capital Group, Inc.)

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of March 31, 2012

Nordberg Capital Partners, Inc.

Schedule of Computation of Net Capital Under
Securities and Exchange Commission Rule 15c3-1

As of March 31, 2012

NET CAPITAL		
Total stockholder's equity		$ 56,819
Non-allowable assets:		
Other assets	16,930	
Miscellaneous receivable	1,926	
		18,856
Net capital before haircuts on securities positions		37,963
Haircuts on trading and investment securities		51
Net capital		37,912
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater		5,000
Excess of net capital over minimum requirement		$ 32,912
Total aggregate Indebtedness Liabilities		$ 31,072
Percent of aggregate indebtedness to net capital		82%

**RECONCILIATION OF COMPUTATION OF NET CAPITAL
UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1**

There are no material differences between the above calculation and the calculation included in the Company's unaudited FOCUS Report as of March 31, 2012.

See Independent Auditors' Report

Nordberg Capital Partners, Inc.

SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS
UNDER EXHIBIT A OF SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

AS OF MARCH 31, 2012

The firm has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii) in which all customer transactions are cleared through another stock brokerage firm on a fully disclosed basis. The firm will not hold customer funds or safekeep customer securities.

SCHEDULE RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

AS OF MARCH 31, 2012

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis and the firm does not have possession of customer securities.

See Independent Auditors' Report

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Nordberg Capital Partners, Inc.

In planning and performing our audit of the financial statements of Nordberg Capital Partners, Inc., a wholly owned subsidiary of Nordberg Capital Group, (the "Company"), as of and for the year ended March 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies in internal control, that is less severe than an material weakness, yet important enough to merit attention by those charged with governance .

A *material weakness* is a deficiency, or combination of deficiencies, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at March 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PKF O'Connor Davies

New York, New York
June 12, 2012

PKF O'CONNOR DAVIES, a division of O'CONNOR DAVIES, LLP

O'Connor Davies, LLP is an independent member of
PKF North America and PKF International Ltd.